# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: RLJ Lodging Trust, CIK 0001511337
CUSIP: 74965L101
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 7373 WISCONSIN AVE, 7373 WISCONSIN AVE, BETHESDA, Maryland (MD), 20814
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001337074-25-000007
Filed by CIK 0001337074

## Reporting persons
- He Zhengxu

## Item 1. Issuer
Name of issuer: RLJ Lodging Trust
Address of issuer's principal executive offices: 7373 WISCONSIN AVE, 7373 WISCONSIN AVE, BETHESDA, MARYLAND, 20814.

## Item 2. Person Filing
Name of person filing: He Zhengxu
Address of principal business office or, if none, residence: 5220 Belsera Ct., Reno, NV 89519
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 8,894,960
Percent of class: 5.93%
Sole power to vote or to direct the vote: 8,894,960
Sole power to dispose or to direct the disposition: 8,894,960

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- He Zhengxu: Zhengxu He, Individual (01/06/2026)